Pie King Cafe

Profit and Loss
January - December 2023

	TOTAL
Income	
Sales	83,779.80
Discounts	-36.11
Total Sales	**83,743.69**
Uncategorized Income	140.00
Total Income	**$83,883.69**
Cost of Goods Sold	
Cost of Goods Sold	24,541.80
Direct Labor	12,358.12
Total Cost of Goods Sold	**36,899.92**
Total Cost of Goods Sold	**$36,899.92**
GROSS PROFIT	**$46,983.77**
Expenses	
Accounting, Legal, & Professional Fees	2,201.64
Advertising & Marketing	3,853.27
Bad Debt Expense (Uncollectible)	33.67
Bank fees & service charges	2,855.48
Business Insurance	2,371.94
Business Travel	3,579.98
Office Expenses	8,765.48
Office Expenses - Software & Apps	248.52
Payroll Expense	
Payroll Expense - Taxes	35.64
Payroll Expense - Wages	11,441.41
Total Payroll Expense	**11,477.05**
Pest Control and Cleaning Services	3,318.00
Rent & Lease Expense	25,132.74
Repair & Maintenance	11,157.49
Sales Tax Expense	1,944.94
Supplies & Materials	5,841.77
Training	175.00
Uniforms	587.39
Utilities	2,152.54
Total Expenses	**$85,696.90**
NET OPERATING INCOME	**$ -38,713.13**
Other Expenses	
Depreciation Expense	1,721.97
Gas (deleted)	1,181.70
Reconciliation Discrepancies	0.46
Total Other Expenses	**$2,904.13**
NET OTHER INCOME	**$ -2,904.13**
NET INCOME	**$ -41,617.26**

Pie King Cafe

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	3,035.40
Total Bank Accounts	**$3,035.40**
Accounts Receivable	
Accounts Receivable	2,643.63
Total Accounts Receivable	**$2,643.63**
Other Current Assets	
Clover Payments	10.32
Total Other Current Assets	**$10.32**
Total Current Assets	**$5,689.35**
Fixed Assets	
Fixed Asset - Baking Equipment	42,432.77
Accumulated Depreciation	-1,721.97
Total Fixed Asset - Baking Equipment	**40,710.80**
Total Fixed Assets	**$40,710.80**
TOTAL ASSETS	**$46,400.15**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	1,800.00
Total Accounts Payable	**$1,800.00**
Other Current Liabilities	
Clover Gratuity (Tips)	2,958.21
Sales Tax Payable	3,189.48
Short-term Loan	1,050.00
Total Other Current Liabilities	**$7,197.69**
Total Current Liabilities	**$8,997.69**
Long-Term Liabilities	
Long Term Liabilities - Business Loan	14,579.92
Total Long-Term Liabilities	**$14,579.92**
Total Liabilities	**$23,577.61**
Equity	
Owner's Draw	-47.75
Partner Contributions	64,487.55
Retained Earnings	
Net Income	-41,617.26
Total Equity	**$22,822.54**
TOTAL LIABILITIES AND EQUITY	**$46,400.15**

Simmons Fine Foods LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-41,617.26
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-2,643.63
Clover Payments	-10.32
Fixed Asset - Baking Equipment:Accumulated Depreciation	1,721.97
Accounts Payable	1,800.00
Clover Gratuity (Tips)	2,958.21
Sales Tax Payable	3,189.48
Short-term Loan	1,050.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**8,065.71**
Net cash provided by operating activities	**$ -33,551.55**
INVESTING ACTIVITIES	
Fixed Asset - Baking Equipment	-42,432.77
Net cash provided by investing activities	**$ -42,432.77**
FINANCING ACTIVITIES	
Long Term Liabilities - Business Loan	14,579.92
Owner's Draw	-47.75
Partner Contributions	64,487.55
Net cash provided by financing activities	**$79,019.72**
NET CASH INCREASE FOR PERIOD	**$3,035.40**
CASH AT END OF PERIOD	**$3,035.40**